1706 Washington Ave.
St. Louis, MO  63103

December 17, 2009

          VIA EDGAR (as correspondence)
          VIA OVERNIGHT

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0409

RE:          CPI Corp.
Form 10-K for the fiscal year ended February 7, 2009
Filed April 23, 2009
File No. 1-10204

Dear Mr. Spirgel:

Your letter to Mr. Renato Cataldo, President and Chief Executive Officer of CPI Corp. (the "Company"), dated December 7, 2009, requested supplemental information and clarification of certain points addressed in the filing identified above and revisions to that filing through amendments when necessary.

The remainder of this document outlines the Company’s responses keyed to the Staff’s original comment number and refers to attached supplemental information.

SEC Comment Letter dated December 7, 2009
COMMENT and the Company’s Response

Form 10-K for the fiscal year ended February 7, 2009

Recoverability of Goodwill and Acquired Intangible Assets, page 27

1.
In your next filing, for each reporting unit at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value, please provide the following disclosures:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Amount of goodwill allocated to the reporting unit;
•	Description of the methods and key assumptions used and how the key assumptions were determined;
•
Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The above disclosures would not be required if you assert and disclose that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk.

We have one goodwill reporting unit, which is currently not at risk of failing a step-one impairment test.  We performed our current year (2009) annual goodwill impairment test as of July 25, 2009, and determined the fair value of the goodwill reporting unit was substantially in excess of its carrying amount. In future filings, we will include the following additional disclosure in our discussion of the impairment test:

The reporting unit, for purposes of this test, has a fair value substantially in excess of its carrying value.

If circumstances change, and we determine our goodwill reporting unit is at risk of failing a step-one impairment test, we will provide the additional disclosure as the Staff has noted above.

Property and Equipment, page 40

2.
We note the corrections of errors that were made regarding property and equipment taken out of service related to the digital conversion of PictureMe Perfect Portrait Studios.  You recorded a write-off of $1.7 million in the fourth quarter of 2008.  This represented an out-of-period correction of an error for the understatement of depreciation expense of $563,000 in 2007 and $1.2 million in the first three quarters of 2008.  The $1.7 million was offset by a foreign currency impact $338,000.  Please tell us why you believe that these corrections were immaterial and also tell us why you have not restated your financial statements as required by FAS 154.

CPI is managed as a quasi-private company.   The limited number of active public shareholders, and holders of the Company’s non-public debt are generally focused on cash flow generation and “Adjusted EBITDA” (i.e. earnings before interest, taxes, depreciation/amortization and non-recurring charges such as impairments), which are generally the focus of the Company’s earnings releases and investor calls.  The Company’s business is highly seasonal, with the largest volume of business occurring in the fourth fiscal quarter between Thanksgiving and Christmas.  Operations in the first quarter are typically break even, with net losses in the second and third quarters, offset by significant net income in the fourth quarter.  Mexico operations represented approximately 2% of consolidated net sales in 2007 and 2008, respectively.

The write-off of property and equipment in 2008 is the result of an inadvertent under-depreciation of certain Mexico portrait studio assets, which were acquired by CPI in 2007.  In connection with the post acquisition integration of the Mexico studio operations into CPI, management identified the need to adjust (increase) periodic depreciation expense on such assets, which were to be replaced/disposed of (no residual value) as part of the Company’s digital conversion initiatives in 2007 and 2008.  The assets were in fact replaced and disposed of in the fourth quarter of 2008.

Corporate accounting presumed the depreciation lives of such asset had in fact been adjusted at the Mexico subsidiary level, when in fact the additional depreciation required was inadvertently not being recorded.  This resulted in an aggregate understatement of depreciation expense in consolidation equal to the net book value of such assets ($1.7 million) at the time of write-off (4th quarter 2008), which was adjusted as disclosed.

The Company evaluated the materiality of the write-off and whether restatement was required in consideration of quantitative and qualitative guidance provided in GAAP and relevant SEC guidance (i.e. SAB 99).

APB 28, paragraph 29 provides that “in determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

The guidance in SAB 99 provides: “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Quantitative Considerations: The following illustrates the quantitative impact on the relevant financial statements in 2007 and 2008, and management’s analysis thereof:

(in thousands except %)	2/2/2008 (Fiscal Year 2007)	2/7/09 (Fiscal Year 2008)

Depreciation Adjustment (out-of-period)	563	(225)

Net income (loss) from continuing operations, before other charges and impairments (1)	11,712	6,833
Adjustment impact on the periods	4.8%	-3.3%

Net income (loss) from continuing operations	4,017	(6,724)
Adjustment impact on the periods	14.0%	3.3%

Net sales	423,429	462,548
Adjustment percentage of revenue	0.1%	0.0%

(1) Included in management’s analysis to give consideration to the quantitative insignificance of the error when excluding other charges and impairments reported in the period, which are generally non-recurring in nature, and which do not impact Adjusted EBITDA.

In 2007, the quantitative considerations for the adjustment to each of the quarters was less than 2.6% of quarterly net income (loss) from continuing operations, and less then 0.2% of quarterly net sales.  As noted above, CPI’s results are highly seasonal and have historically experienced break-even results in the first quarter with losses in second quarter and third quarter and income in the fourth quarter.  As a result, the total income for the year was lower than net income (loss) for the second, third, or fourth quarters of 2007.  Because of the breakeven nature of the company, we also assessed the error in relation to net sales.  While the adjustment, under both the rollover and iron curtain method for the year, was quantitatively large at 14% of net income from continuing operations, it was quantitatively small at 0.13% of net sales.  In consideration of the 2007 adjustment being quantitatively insignificant compared to net sales, and the qualitative factors discussed below, the company believes the error is not material to 2007.  The factors discussed above and below overcome the high percentage of the error in relation to net income from continuing operations.

In 2008, the quantitative considerations for the adjustment to each of the quarters was greater than 10% of net income/ (loss) from continuing operations for the first quarter, second quarter, and fourth quarter.  The adjustment in the third quarter was not quantitatively significant, representing 2.9% of net loss.  The adjustments compared to quarterly net sales were 0.9% or less, and as a result are not quantitatively significant compared to net sales.  Under the rollover method, the portion of the adjustment that is out of period for the year 2008 and assessed under APB 28 paragraph 29, was quantitatively smaller as a percentage of net loss at 3.0% and 0.04% for revenue compared to the full year net sales.  As the correction was made in 2008, there is no iron curtain method difference for the year.  In consideration of the 2008 adjustment being quantitatively insignificant compared to net sales, and the qualitative factors discussed below, the company believes the error is not material to 2008.

Qualitative Considerations - We also considered the guidance in SAB 99, which states that “evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances.”.  As such, we considered whether any qualitative factors would indicate that the adjustment would be material, as follows:

•
Management does not expect that the misstatement would result in a significant positive or negative market reaction due to the non-cash nature of the adjustment, and the focus of shareholder’s and lenders on Adjusted EBITDA as noted above.   This is supported by the consideration that the Company presents its results to its primary stakeholders and shareholders in the form of Adjusted EBITDA, which is consistent with the requirements under its relationships with its lenders. The Company also generally focuses on the Adjusted EBITDA on its quarterly conference calls, consistent with the strong presence in its shareholders of private equity ownership.

•	The error has no impact on the company’s compliance with loan covenants (which are based on Adjusted EBITDA), or other contractual requirements.

•
The error does not mask a change in earnings or other trends.   As noted above, the Company’s business is highly seasonal and its operations in the first three quarters are typically either break even or at a  net loss, offset by significant net income in the fourth quarter.The error does not hide a failure to meet analysts’ expectations.

The Company historically has been followed by only minimal analyst coverage, who generally do not provide earnings guidance and recommendations.

•	The error does not change a loss into income or vise versa for either period.

•	The error does not impact management’s compensation, as it is based on Adjusted EBITDA, which excludes depreciation.

•	The error does not involve or conceal an unlawful transaction.

•	The error was not intentionally recorded improperly. As noted above, the error derives from an unintentional book keeping error at our Mexico subsidiary.

•	The error represents a non-cash adjustment.

•	The error does not concern a significant segment or other person of the business. Mexico operations are insignificant in relation to company’s consolidated results, as noted above.

•	The company identified no other factors that would indicate the error was qualitatively material.

Based on the above analysis, management concluded the error was clearly qualitatively not material.

In consideration of the above quantitative and qualitative factors, the Company concluded the write-off was not material, and that restatement was not necessary under FAS 154.  Notwithstanding, the company provided in the notes to the 2008 financial statements a clear and transparent discussion of the error and its treatment in the consolidated financial statements.

In reaching its conclusion on the matter, the Company consulted its outside auditor, KPMG, who in turn consulted their department of professional practice on the matter.  KPMG concurred with our conclusion.
*  *  *  *

To the extent we can facilitate the Staff’s timely review of our response by being available to discuss and further clarify our responses, please do not hesitate to contact me at (314) 231-1575, extension 4104.

Yours truly,

By: /s/ Dale Heins
-----------------------------------------
Dale Heins
Senior Vice President, Finance
Chief Financial Officer and Treasurer

Cc:          Ms. Sharon Virga, Senior Staff Accountant
Mr. Dean Suehiro, Senior Staff Accountant
Mr. Thomas Young, KPMG Audit Partner
Ms. Brenna Wist, KPMG Department of Professional Practice